UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary General Meeting

On March 13, 2024, Vertical Aerospace Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”), at which holders of 151,637,010 of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), were present in person or by proxy, representing approximately 68.5% of the voting power of the 221,249,244 issued and outstanding Ordinary Shares of the Company entitled to vote at the Extraordinary General Meeting at the close of business on March 1, 2024, which was the record date (the “Record Date”) for the Extraordinary General Meeting. The Company’s shareholders of record as of the close of business on the Record Date are referred to herein as “Shareholders.”

At the Extraordinary General Meeting, the Shareholders approved, by special resolution, the proposal to amend and restate the Company’s amended and restated memorandum and articles of association (as so amended and restated, the “Second A&R M&A”), as set forth in Schedule B of the circular to the Company’s shareholders furnished as Exhibit 99.2 to the Amendment No.1 to the Company’s Form 6-K filed on February 23, 2024. The voting results for such proposal were as follows:

For	Against	Abstain
151,637,010	0	0

The Second A&R M&A became effective immediately upon its adoption by the Shareholders at the Extraordinary General Meeting, a copy of which is attached as Exhibit 3.1 hereto.

Completion of Initial Investment

As previously announced, on February 22, 2024, the Company entered into an investment agreement (the “Investment Agreement”) with Imagination Aero Investments Limited (“Imagination Aero”), a company wholly owned by Stephen Fitzpatrick, the Company’s founder, majority shareholder and Chief Executive Officer, in respect of a commitment by Mr. Fitzpatrick to provide up to $50 million of funding to the Company in the form of an equity investment, subject to the terms and conditions of the Investment Agreement.

On March 13, 2024, the Company and Imagination Aero completed the first tranche of the equity investment (the “Initial Investment”) in accordance with the Investment Agreement upon receipt by the Company of $25 million in British Pound Sterling based on the exchange rate specified in the Investment Agreement.

Ancillary Agreements

As contemplated by the Investment Agreement, at the closing of the Initial Investment, the Company entered into the following ancillary agreements:

•	A warrant instrument (the “Warrant Instrument”) in respect of the warrants to purchase Ordinary Shares issuable to Imagination Aero pursuant the terms of the Investment Agreement. A copy of the Warrant Instrument is attached as Exhibit 99.1 hereto;

•	A lock-up agreement with Imagination Aero (the “Lock-Up Agreement”), which contains certain restrictions on transfer with respect to the Ordinary Shares issued and issuable pursuant to the Investment Agreement, beginning at the date of issuance and ending 180 days thereafter. A copy of the Lock-Up Agreement is attached as Exhibit 99.2 hereto;

•	A registration rights agreement with Imagination Aero (the “Registration Rights Agreement”), pursuant to which, subject to certain requirements and customary conditions, Imagination Aero may demand at any time or from time to time, that the Company file a registration statement with the U.S. Securities and Exchange Commission to register the Ordinary Shares issued and issuable pursuant to the Investment Agreement, and the Ordinary Shares issuable upon exercise of the warrants issued pursuant to the Warrant Instrument. A copy of the Registration Rights Agreement is attached as Exhibit 99.3 hereto; and

•	A letter agreement with Mr. Fitzpatrick (the “SF Reserved Matters Letter Agreement”), pursuant to which the Company agrees to not take certain actions so long as Mr. Fitzpatrick directly or indirectly holds certain percentages of the Company’s issued and outstanding Ordinary Shares. A copy of the SF Reserved Matters Letter Agreement is attached as Exhibit 99.4 hereto.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Second Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd.
99.1*	Warrant Instrument dated March 13, 2024.
99.2*	Lock-Up Agreement, dated March 13, 2024, between the Company and Imagination Aero Investments Limited.
99.3	Registration Rights Agreement, dated March 13, 2024, between the Company and Imagination Aero Investments Limited.
99.4*	SF Reserved Matters Letter Agreement, dated March 13, 2024, between the Company and Stephen Fitzpatrick.

* Certain personal information has been redacted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: March 13, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Financial Officer